Amendment

AB 3/30



SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECUR[illegible] [illegible]ION

10030606

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ANNUAL ~~AUDITED~~ REPORT FORM X-17A-~~5~~/A PART III

SEC FILE NUMBER
8- 41811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allianz Global Investors Distributors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/30



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Report of Independent Registered Public Accounting Firm

The Managing Member
Allianz Global Investors Distributors LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Allianz Global Investors Distributors LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (including the related check copy) noting no differences;

2. Compared the Total Revenue amounts in the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported in the FOCUS report for the period from January 1, 2009 to March 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers (including relevant FOCUS reports and schedules derived from the general ledger) noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and the related schedules and working papers utilized in procedure 3 noting no differences.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

041811 FINRA DEC
ALLIANZ GLOBAL INVESTORS DISTRIBUTORS LLC 7*7
ATTN: D BRENNAN-LEGAL COMPLIANCE
1345 AVENUE OF THE AMERICAS 4TH FL
NEW YORK NY 10105-0302

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Colleen Martin (949) 219-2268

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 76,098

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (23,086)

7/27/09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 53,012

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 53,012

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 53,012

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Allianz Global Investors Distributors LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of February, 2010.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning April 1, 2009
and ending Dec. 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 428,324,791
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	397,885,593
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	397,885,593
2d. SIPC Net Operating Revenues	$ 30,439,198
2e. General Assessment @ .0025	$ 76,098

(to page 1 but not less than $150 minimum)

SECURITIES INVESTOR PROTECTION CORP.
SUITE 800
805 15th STREET N.W.
WASHINGTON DC 20005-2215

Check

Document
800004455
Check Number
102337
Date
02/24/2010
Telephone

Fax

Vendor Number
100000466

Document	Invoice No.	Date	Deductions	Gross amount
900009990	SIPC - 7T SIPC - 7T_APRIL'09-DEC'09 ASSESSMENT	02/23/2010	0.00	53,012.00
Sum total			0.00	53,012.00

Payment document	Check number	Date	Currency	Payment amount
800004455	**102337**	**02/24/2010**	**USD**	**********53,012.00***

THIS CHECK IS VOID WITHOUT A BLUE & BURGUNDY BACKGROUND AND AN ARTIFICIAL WATERMARK ON THE BACK - HOLD AT ANGLE TO VIEW

Check number	Date	Vendor number
102337	02/24/2010	100000466

UNION BANK OF CALIFORNIA
NATIONAL CORPORATE DEPOSITS
445 SOUTH FIGUEROA ST
LOS ANGELES CA 90071

102337

ALLIANZGI DISTRIBUTORS
1345 Avenue of The Americas 50th Fl
New York NY 10105

16-49
1220

Not Valid after 180 days

Check Amount
********53,012.00*

VOID VOID VOID

Pay *** FIFTY-THREE THOUSAND TWELVE USD***

To The Order Of
SECURITIES INVESTOR PROTECTION CORP.
SUITE 800
805 15th STREET N.W.
WASHINGTON DC 20005-2215

Authorized Signature

SIGNATURE HAS A COLORED BACKGROUND BORDER CONTAINS MICROPRINTING

⑈102337⑈ ⑆122000496⑆ 0700489590⑈